Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

November 19, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

C5 Acquisition Corporation

Registration Statement on Form S-1

Confidentially Submitted on August 3, 2021

CIK No. 0001856242

Ladies and Gentlemen:

On behalf of our client, C5 Acquisition Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from Amendment No. 1 to the Draft Registration Statement on Form S-1 which was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on August 3, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated August 31, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Capitalization, page 87

1. We note that you are offering 25,000,000 Class A shares as part of your initial public offering of units, but only show 23,891,040 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 25,000,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Securities and Exchange Commission

November 19, 2021

Response to Comment

The Company acknowledges the Staff’s comment and has revised the Registration Statement to reflect that the Company’s securities that are redeemable for cash or other assets will be classified outside of permanent equity. Please see pages 83-85 and F-11 of the Registration Statement.

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Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

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